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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No.     )

Mitek Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

606710200

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 606710200	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 861,989
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,388,153
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,153
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP NO. 606710200	13G	Page 3 of 5 Pages

Item 1		(a)	Name of Issuer:

Mitek Systems, Inc.

		(b)	Address of Issuer’s Principal Executive Offices:

8911 Balboa Ave., Suite B
San Diego, California 92123

Item 2		(a)	Name of Person Filing:

Allianz Global Investors Capital LLC (“AGIC”)

		(b)	Address of Principal Business Office:

600 West Broadway, Suite 2900, San Diego, CA 92101

		(c)	Citizenship:

Delaware

		(d)	Title of Class of Securities:

Common Stock

		(e)	CUSIP Number:

606710200

Item 3		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

	(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

CUSIP NO. 606710200	13G	Page 4 of 5 Pages

Item 4		Ownership.

	(a)	Amount beneficially owned: 1,388,153

	(b)	Percent of Class: 5.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:

861,989

		(ii)	Shared power to vote: 0

		(iii)	Sole power to dispose or direct the disposition of:

1,388,153

		(iv)	Shared power to dispose or direct the disposition of: 0

AGIC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and is an indirectly wholly-owned subsidiary of Allianz Asset Management of America L.P. (“AAM LP”).

The securities reported herein are held by investment advisory clients or discretionary accounts of which AGIC is the investment adviser. Investment advisory contracts grant to AGIC voting and/or investment power over the securities held by its clients or in accounts that it manages. As a result, AGIC may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Act.

In conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations in which related entities exercise voting and investment powers over the securities being reported independently from each other, this filing does not reflect securities beneficially owned by affiliates of AAM LP other than AGIC. The voting and investment powers held by AGIC are exercised independently from AAM LP’s other affiliates, other than AGIC’s wholly-owned subsidiaries, NFJ Investment Group LLC (“NFJ”) and Allianz Global Investors Capital Limited (“AGICL”), each an investment adviser that does not advise accounts that hold, and does not otherwise beneficially own, any of the securities reported on this Schedule 13G. Internal policies and procedures of AGIC, NFJ and AGICL establish informational barriers that prevent the flow between them and the rest of AAM LP’s affiliates of information that relates to the voting and investment powers over the securities held in the accounts that AGIC, NFJ and AGICL manage. Consequently, AGIC, NFJ and AGICL report the securities over which they hold investment and voting power separately from AAM LP and its other affiliates for purposes of Section 13 of the Act.

AGIC believes that none of AGIC, NFJ, AGICL, AAM LP or any of AAM LP’s other affiliates constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported herein held by any of them or by any persons or entities for whom or for which AGIC, NFJ or such other affiliates provide investment management services. AGIC also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

CUSIP NO. 606710200	13G	Page 5 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

       Each client of AGIC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       Not Applicable.

Item 8	Identification and Classification of Members of the Group.

       Not Applicable.

Item 9	Notice of Dissolution of Group.

       Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012

ALLIANZ GLOBAL INVESTORS CAPITAL LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary